December 31, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Forum Funds
      Merk Absolute Return Currency Fund

Merk Currency Enhanced U.S. Equity Fund
File Nos. 2-67052; 811-3023
Post-Effective Amendment No. 389

Ladies and Gentlemen:

We have acted as counsel to Forum Funds ("Trust") in connection with the preparation of Post-Effective Amendment No. 389 to the Trust's Registration Statement on Form N-1A (the "Amendment"). In this capacity, we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP